17008665

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

FEB 28 2017

Washington DC

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48997

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kerlin Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

624 South Grand Avenue, Suite 2410
(No. and Street)

Los Angeles (City) CA (State) 90017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William K. Doyle, Managing Partner 213-627-3300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lucas, Horsfall, Murphy & Pindroh, LLP
(Name – *if individual, state last, first, middle name*)

100 E. Corson St. (Address) Pasadena (City) CA (State) 91103 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, William K. Doyle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kerlin Capital Group, LLC, as of December 31 2016, ~~20~~, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

—

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA COUNTY OF LOS ANGELES

Subscribed and sworn to (or affirmed) before me on this 27th day of February, 2017 by William K. Doyle

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

(Signature of Notary)

Notary Public

[Signature]

Signature

Managing Partner

Title

RUBEN AVITIA
COMM. # 2156558
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
MY COMM. EXP. JUN. 25, 2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Your form was submitted to FINRA successfully. Please print this form now if you wish to retain a copy for your records.

Filing ID: 1386714 (Please retain this number for further inquiries regarding this form)

Submitted By: wdoyle1

Submitted Date: Mon Feb 27 17:15:05 EST 2017

All fields marked with * are mandatory.

Annual Audit Notice Information:

Broker-dealers are reminded that effective for fiscal years ending on or after June 1, 2014, the Annual Reports must include either: (1) an exemption report and a report prepared by an independent public accountant based on a review of the statements in the exemption report if the broker-dealer claimed that it was exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 throughout the most recent fiscal year; or (2) a compliance report and a report prepared by an independent public accountant based on an examination of certain statements in the compliance report if the broker-dealer did not claim that it was exempt from Rule 15c3-3 throughout the most recent fiscal year.

For more information on these requirements, see SEC Release No. 34-70073 available at http://www.sec.gov/rules/final/2013/34-70073.pdf .

Annual Audit Filing Guidelines (effective February 2016):

Pursuant to SEA Rule 17a-5(d)(6), a broker-dealer required to prepare an annual audit report must file the report at the regional office of the Commission, the Commission's principal office in Washington, DC, the principal office of its designated examining authority, and with the Securities Investor Protection Corporation ("SIPC") if the broker or dealer is a member of SIPC. Copies of the reports must be provided to all self-regulatory organizations ("SROs") of which the broker or dealer is a member, unless the SRO by rule waives this requirement. In an attempt to reduce redundancies and to streamline the filing requirements regarding SEA Rule 17a-5(d), FINRA has worked with the exchanges for which FINRA currently performs regulatory services to facilitate a single filing of annual audit reports, which eliminates the need for multiple filings in most cases.

Effective February 1, 2016, your firm's electronic submission of the annual audit report to FINRA via Firm Gateway satisfies any requirement under SEA Rule 17a-5(d)(6) that it be submitted to the following SROs:

BATS Exchange, Inc.(BZX), BATS Y-Exchange, Inc. (BYX)

BOX

CBOE, C2

EDGA Exchange, Inc., EDGX Exchange, Inc.

Investors Exchange LLC (IEX)

ISE, ISE Gemini, ISE Mercury

MIAX

NASDAQ, NASDAQ BX, Inc., NASDAQ PHLX LLC

NYSE, NYSE Arca, NYSE MKT

FINRA may share a copy of the submitted Annual Audit with any SRO(s) listed above of which your firm is a member. **If you are a member of an SRO that is not listed above and that has not waived the filing requirement by rule, you must continue to file directly with such SRO.**

Name of Auditor*: Lucas, Horsfall, Murphy & Pindroh, LLP

PCAOB #*: 337

Auditor Address - Street*: 100 East Corson Street, Suite 200

City*: Pasadena

State*: CA

Zip Code*: 91103

Auditor Main Phone Number*: 626 744 5100

Lead Audit Partner Name*: Mark Hagander

Lead Audit Partner Direct Phone Number*: 626 744 5100

Lead Audit Partner Email Address*: mark@lhmp.com

FYE: 2016-12-31

Below is a list of *required* documents. Please check to indicate the document is attached.*

- ☑ Facing Page [Form X-17A-5 Part III]
- ☑ An Oath or Affirmation [SEA Rule 17a-5(e)(2)]
- ☑ Independent Public Accountant's Report [SEA Rules 17a-5(g)(1),17a-5(i)(2) and (3)]
- ☑ Statement of Financial Condition [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Income [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Cash Flows [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Changes in Stockholder's or Partner's or Sole Proprietor's Equity [SEA Rule 17a-5(d)(2)(i)]
- ☑ Notes to Financial Statements (Include Summary of Financial Data of Subsidiaries if applicable [SEA Rule 17a-5(d)(2)(i)])
- ☑ Computation of Net Capital [SEA Rule 17a-5(d)(2)(ii)]
- ☑ Reconciliation of Computation of Net Capital Under SEA Rule 15c3-1 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)]

SEA Rule 15c3-3 *(Select ONLY One)* See Annual Audit Notice Information above.

◉ Exemption Report [SEA Rule 17a-5(d)(4)] **AND** Independent Public Accountant's Review of the Exemption Report [SEA Rule 17a-5(g)(2)(ii)]

○ Compliance Report [SEA Rule 17a-5(d)(3)] **AND** Independent Public Accountant's Examination of the Compliance Report **AND** Computation of Determination of the Reserve Requirements [SEA Rule 17a-5(d)(2)(ii)] **AND** Reconciliation of Computation for Determination of the Reserve Requirements Under Exhibit A of SEA Rule 15c3-3 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)] **AND** Information Relating to the Possession or Control Requirements Under SEA Rule 15c3-3 [SEA Rule 17a-5(d)(2)(ii)]

The items below *may be required* based on the business of the firm. Please check to indicate the document is attached.

☐ Statement of Changes in Liabilities Subordinated to Claims of General Creditors [SEA Rule 17a-5(d)(2)(i)]

☐ For Dual FINRA/CFTC Members which are FCMs, a Schedule of Customer Segregated Funds

☐ For Alternative Net Capital (ANC) Filers, Supplemental Report on Management Controls [SEA Rule 17a-5(k)]

Attach Audit:* Kerlin Facing Page and Oath Notarized.pdf 119265 bytes

Kerlin Audited Finanical Statements.pdf 2882699 bytes

Kerlin Agreed Upon Procedures Report[1].pdf 887937 bytes

Kerlin Exemption Review Report[1].pdf 314263 bytes

Kerlin Exemption Report.pdf 31231 bytes

Kerlin Statement re Exemption Requirements.pdf 34631 bytes

Kerlin Report on Auditor statement regarding customer funds[2].pdf 199208 bytes

Kerlin Reconciliation of Computation of Net Capital Unear SEA Rule 15c3-1.pdf 82565 bytes

Kerlin Capital Group, LLC

Financial Statements

December 31, 2016

(with Independent Auditors' Report Thereon)

Kerlin Capital Group, LLC

INDEX TO FINANCIAL STATEMENTS

Lucas | Horsfall
ACCOUNTANTS + ADVISORS

REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members'
Kerlin Capital Group, LLC
Los Angeles, California

We have audited the accompanying statement of financial condition of Kerlin Capital Group, LLC (a California Limited Liability Company), as of December 31, 2016 and the related statements of operations, members' equity and cash flows for the year then ended. These financial statements are the responsibility of Kerlin Capital Group, LLC management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred above present fairly, in all material respects, the financial position of Kerlin Capital Group, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The Supplementary Schedule I on pages 10 - 11 has been subjected to audit procedures performed in conjunction with the audit of Kerlin Capital Group, LLC's financial statements. The Supplementary Schedule is the responsibility of Kerlin Capital Group, LLC management. Our audit procedures included determining whether the Supplementary Schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Schedule. In forming our opinion on the Supplementary Schedule, we evaluated whether the Supplementary Schedule, including their forms and contents is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplementary Schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lucas, Horsfall, Murphy, + Pindroh, L.L.P.

Pasadena, California
February 21, 2017

Kerlin Capital Group, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	66,040
Accounts receivable, net of allowance for doubtful accounts of $0		1,342
TOTAL CURRENT ASSETS		67,382
PROPERTY AND EQUIPMENT		
Computer equipment		24,413
Office furniture and equipment		86,501
Automobile		60,107
Leasehold improvements		12,000
Less: accumulated depreciation and amortization		(176,577)
PROPERTY AND EQUIPMENT, NET		6,444
OTHER ASSETS		
Deposits and advances		6,493
Investment in private company		8,140
TOTAL OTHER ASSETS		14,633
TOTAL ASSETS	$	88,459

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	80
TOTAL CURRENT LIABILITIES		80
COMMITMENTS AND CONTINGENCIES		
MEMBERS' EQUITY		
Members' equity		88,379
TOTAL MEMBERS' EQUITY		88,379
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	88,459

The accompanying notes are an integral part of this statement.

Kerlin Capital Group, LLC
STATEMENT OF OPERATIONS
For Year Ended December 31, 2016

REVENUE	
Advisory fees, net	$ 1,079,323
Retainer fees, net	280,000
TOTAL REVENUE	1,359,323
EXPENSES	
Professional fees	378,139
Occupancy	61,441
Other operating expenses	50,362
Travel and entertainment	19,283
Communications and data processing	16,927
Depreciation and amortization	8,967
Taxes	8,675
Parking	5,984
TOTAL EXPENSES	549,778
OTHER EXPENSES	
Loss on disposal of asset	(10,400)
Impairment of investment in private company	(41,860)
TOTAL OTHER EXPENSES	(52,260)
NET INCOME	$ 757,285

The accompanying notes are an integral part of this statement.

Kerlin Capital Group, LLC
STATEMENT OF MEMBERS' EQUITY
For the Year Ended December 31, 2016

Balance at January 1, 2015	$	131,094
Net Income		757,285
Distributions to Members		(800,000)
Balance at December 31, 2016	$	88,379

The accompanying notes are an integral part of this statement.

Kerlin Capital Group, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 757,285
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	8,967
Loss on disposal of asset	10,400
Impairment of investment in private company	41,860
Change in assets - (increase) decrease:	
Accounts receivable	(1,341)
Change in liabilities - increase (decrease):	
Accounts payable and accrued expenses	(8,177)
Deferred revenue	(65,000)
Net Cash Provided by Operating Activities	743,994
CASH FLOW FROM INVESTING ACTIVITIES	
Purchase of equipment	(1,543)
Net Cash Used in Investing Activities	(1,543)
CASH FLOW FROM FINANCING ACTIVITIES	
Distributions to members	(800,000)
Net Cash Used in Financing Activities	(800,000)
NET CHANGE IN CASH DURING THE YEAR	(57,549)
CASH, BEGINNING OF PERIOD	123,589
CASH, END OF PERIOD	$ 66,040

SUPPLEMENTAL NON-CASH DISCLOSURE

Franchise state taxes paid in cash	$ 7,600

The accompanying notes are an integral part of this statement.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Kerlin Capital Group, LLC (the Company) is a "mergers and acquisitions type" FINRA broker/ dealer that provides investment banking services to corporate clients within the United States. The Company has no subsidiaries. The Company does no underwriting, carries no customer accounts, and has no inventory of marketable securities. The Company also provides management consulting and strategic planning services to corporate clients.

The Company has only one class of members with all rights and privileges of voting, contribution and distribution. Members have limited liability, to the extent of their agreed capital contributions.

Accounts Receivable

Accounts receivable are customer obligations due under normal trade terms. The Company performs continuing credit evaluations of its customers' financial condition. Management reviews accounts receivable on a regular basis, based on contracted terms and how recently payments have been received, to determine if any such amounts will potentially be uncollected. The Company includes any balances that are determined to be uncollectible in its allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are computed over the estimated lives of the assets, three to seven years, using accelerated methods, except for leasehold improvements, which are amortized over the term of the lease, under the straight line method. The automobile is also depreciated under the straight-line method, assuming a seven year life.

Income Taxes

The Company is organized as a limited liability company. The Company is not liable for federal income tax, but is annually liable for a minimum state franchise tax of $800 plus an annual fee based upon gross revenue. The members are personally liable for income taxes on their respective shares of the Company's income.

Uncertain Tax Positions

In accordance with FASB ASC 740-10, the Company undergoes an annual analysis of its various tax positions, assessing the likelihood of those positions being upheld upon examination with relevant tax authorities, as defined by FASB ASC 740-10. At December 31, 2016, the Company had no tax positions that would not be held up under examination.

The Company is no longer subject to Federal tax examinations by tax authorities for years before 2014 and state examinations for years before 2013.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

In general, revenue is recognized when the service is performed. For the year ended December 31, 2016, the total advisory fee revenue, net of direct expenses of approximately $708,000, was approximately $1,079,000 and total retainer fee revenue was $280,000. Some advisory fees are contingent upon the success of a contemplated transaction. Such fees are recognized when the contingency is met. At December 31, 2016, the Company had no deferred revenue.

Cash Flows

For the purpose of the statement of cash flows, the Company considers cash equivalents to include cash and short term money market mutual funds.

Estimates

Generally accepted accounting principles require that the financial statements include estimates by management in the valuation of certain assets and liabilities. Management estimates the useful lives of property and equipment, the allowance for doubtful accounts and the value of its investment in a private company. Management uses its historical records and knowledge of its business in making these estimates. Actual results could differ from those estimates applied in the preparation of the financial statements.

Fair Value of Financial Instruments

The Company has adopted guidance issued by the FASB that defines fair value, establishes a framework for measuring fair value in accordance with existing generally accepted accounting principles, and expands disclosures about fair value measurements. Assets and liabilities recorded at fair value in the statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. The categories are as follows:

Level Input	Input Definition
Level I	Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date.
Level II	Inputs, other than quoted prices included in Level I, that are observable for the asset or liability through corroboration with market data at the measurement date.
Level III	Unobservable inputs that reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date.

The following table summarizes fair value measurements by level at December 31, 2016 for assets and liabilities measured at fair value on a recurring basis:

	Level I	Level II	Level III	Total
Investment in private company	$ -	$ -	$ 8,140	$ 8,140

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments (Continued)

The Company invests in a private company, which does not have a quoted market price and is therefore classified as Level III. The Company purchased the investment at its fair value at the date of acquisition. Management reviews the financial results of the operating activities of the private company annually. Management has determined that the financial results have been consistent and the Company's portion of equity in the private company has not significantly changed. Therefore, the investment continues to be recorded at cost, which approximates fair market value, at December 31, 2016.

The following table summarizes our fair value measurements using significant Level III inputs, and changes therein, for the year ended December 31, 2016:

Balance as of December 31, 2015	$	50,000
Transfers in (out) of Level III		-
Net purchases (sales)		-
Net unrealized gains (losses)		(41,860)
Net realized gains (losses)		-
Balance as of December 31, 2016	$	8,140

The Company's financial instruments, including accounts receivable, accounts payable and accrued expenses are carried at cost, which approximates their fair value, due to the relatively short maturity of these instruments.

2. COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company leases its office space under a 90-day lease and tenancy. The lease may be cancelled by either party upon 90 days written notice.

Total rent expense for the year ended December 31, 2016, with respect to this lease, totaled $60,220.

Legal Matters

No legal proceedings have arisen that in the opinion of management would have a material adverse impact on the financial position or results of operations of the Company.

3. NET CAPITAL

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission ("SEC"), the Company was required to maintain net capital of not less than $5,000 at December 31, 2016. The net capital of the Company at December 31, 2016, amounted to $67,282.

4. EXEMPTION FROM THE REQUIREMENT INCLUDING THE EXEMPTIVE PROVISION

The Company neither clears securities accounts for customers nor performs custodial functions relating to customers' securities. The Company is exempt from computing the reserve requirement for the year ended December 31, 2016, under SEC Rule 15c3-3 and is also exempt from the provisions of the Possession or Control provision under SEC Rule 15c3-3(k)(2)(i).

5. CONCENTRATIONS

Cash

The Company maintains its cash at financial institutions which may, at times, exceed federally insured limits. Historically, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents. There was no uninsured cash at December 31, 2016.

Customers

During the year ended December 31, 2016, the Company generated 87% of its revenue from three clients.

6. SUBSEQUENT EVENTS

The Company has evaluated events occurring after the date of the accompanying statement of financial condition through February 14, 2017, the date the financial statements were available to be issued.

Kerlin Capital Group, LLC
Schedule I - Computation of
Net Capital Under Rule 15c3-1
December 31, 2016

Net Capital		
Total members' equity	$	88,379
Deduct members' equity not allowable for new capital		-
Total members' equity qualified for net capital		88,379
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other (deductions) or allowable credits-deferred income tax payable		-
Total capital and allowable subordinated borrowings		88,379
Deductions and/or charges:		
Nonallowable assets:		
Securities not readily marketable		8,140
Exchange memberships		-
Furniture, equipment, and leasehold improvements, net		6,444
Other Assets		6,493
Additional charges for customers' and noncustomers' security accounts		-
Additional charges for customers' and noncustomers' commodity accounts		-
Aged fails-to-deliver		-
Aged short security differences		-
Secured demand note deficiency		-
Commodity futures contracts and spot commodities/proprietary capital charges		-
Other deductions and/or charges		-
Net capital before haircuts on securities positions (tentative net capital)		67,302
Haircuts on securities		
Contractual securities commitments		-
Securities collateralizing secured demand notes		-
Trading and investment securities		-
Bankers' acceptances, certificates of deposit, and commercial paper		-
U.S. and Canadian government obligations		-
State and municipal government obligations		-
Corporate obligations		-
Stocks and warrants		-
Options		-
Other securities		20
Undue concentrations		-
Net Capital	$	67,282

See Report on Independent Registered Public Accounting Firm

Kerlin Capital Group, LLC
Schedule II - Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2016

Aggregate indebtedness	
Items included in statement of financial condition:	
Short-term bank loans (secured by customer's securities)	$ -
Drafts Payable	-
Payable to brokers and dealers	-
Payable to clearing broker	-
Other accounts payable and accrued expenses	80
Items not included in statement of financial condition:	-
Market value of securities borrowed for which no equivalent value is paid or credited	-
Other unrecorded amounts	-
Total aggregate indebtedness	$ 80
Computation of basic net capital requirement	
Minimum net capital required:	
Company	5,000
Broker-dealer subsidiary	-
Total	$ 5,000
Excess net capital	$ 62,282
Excess net capital at 120 percent	$ 61,282
Ratio: Aggregate indebtedness to net capital	16.41 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2016.

See Report on Independent Registered Public Accounting Firm

Kerlin Capital Group, LLC

Agreed-Upon Procedures

December 31, 2016

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.)

Kerlin Capital Group, LLC

INDEX TO FINANCIAL STATEMENTS

Lucas Horsfall
ACCOUNTANTS + ADVISORS

Independent Accountant's Report on Applying Agreed-upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Members'
Kerlin Capital Group, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated in the attached Appendix A with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2016, which were agreed to by Kerlin Capital Group, LLC (a California limited liability company) (the "Company") and the Securities and Exchange Commission, Financial industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described in the attached Appendix A either for the purpose for which this report has been requested or for any other purpose.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Lucas, Horsfall, Murphy, + Pindroh, L.L.P.

Pasadena, California
February 21, 2017

Kerlin Capital Group, LLC
Appendix A

SUMMARY OF PROCEDURES AND FINDINGS

1. Compare the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries.

Findings: We reviewed the Company's general ledger, a copy of cancelled check number 11735 for $1,329.50 and a copy of the January, 2017 online bank transaction history when the check cleared the bank, supporting the assessment payment. We noted no differences in the listed assessment payment in Form SIPC-7T with the respective cash disbursement record entries.

2. Compare the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, with the amounts reported in Form SIPC-7T for the year ended December 31, 2016.

Findings: We compared the amounts reported in Form SIPC-7T to the audited Form X- 1 7 A-5 for the year ended December 31, 2016, noting no differences.

3. Compare any adjustments reported in Form SIPC-7T with supporting schedules and working papers.

Findings: The Company had an adjustment of $827,523 in other revenues not related either directly or indirectly to the securities business. We obtained the 2016 Revenues by Client and Services Provided schedul and noted no differences to the adjustment in Form SIPC-7T.

4. Prove the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments.

Findings: We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the account balances, by footing and recalculating the schedules, noting no differences.

5. Compare the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed (if applicable).

Findings: There were no overpayments applied to the current assessment, as such, this step was not applicable to our agreed-upon procedures.

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

21*21*******2951*********************MIXED AADC 220
48997 FINRA DEC
KERLIN CAPITAL GROUP LLC
624 S GRAND AVE STE 2410
LOS ANGELES CA 90017-3325

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1,329.50

B. Less payment made with SIPC-6 filed (exclude interest) (0)
7/27/16
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 1,329.50

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,329.50

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐
Total (must be same as F above) $ 1,329.50

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Kerlin Capital Group, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 4 day of January, 2017.

Managing Partner
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2016 and ending 12/31/2016

Item No.		Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 1,359,323.
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		0
(2) Net loss from principal transactions in securities in trading accounts.		0
(3) Net loss from principal transactions in commodities in trading accounts.		0
(4) Interest and dividend expense deducted in determining item 2a.		0
(5) Net loss from management of or participation in the underwriting or distribution of securities.		0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		0
(7) Net loss from securities in investment accounts.		0
Total additions		0
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		0
(2) Revenues from commodity transactions.		0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Consulting revenue (Deductions in excess of $100,000 require documentation)		827,523.
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 0	
Enter the greater of line (i) or (ii)		0
Total deductions		827,523
2d. SIPC Net Operating Revenues		$ 531,800
2e. General Assessment @ .0025		$ 1,329.50
		(to page 1, line 2.A.)

KERLIN CAPITAL GROUP
Private Investment Bankers

February 27, 2017

Exemption Report

I, William K. Doyle, confirm to the best of my knowledge and belief that Kerlin Capital Group, LLC during 2016:

1. Was exempt from the compliance report pursuant to SEC Rule 15c3-3(k)(2)(i), and

2. Met the identified exemption provisions through the most recent fiscal year without exception.

Kerlin Capital Group, LLC is an M&A Type Broker Dealer and does not have customer accounts, hold customer funds or clean any customer transactions.

Sincerely,

William K. Doyle
Managing Partner
Kerlin Capital Group, LLC

Kerlin Capital Group, LLC
624 South Grand Avenue, Suite 2410, Los Angeles, CA 90017
Tel 213.627.3300 Fax 213.947.1073

KERLIN CAPITAL GROUP

Private Investment Bankers

February 21, 2017

To Whom It May Concern:

RE: Kerlin Statement Regarding Exemption Requirements

This confirms that Kerlin Capital Group, LLC is an M&A type Broker Dealer and does not hold any customer funds, does not clear customer transactions and has never had customer accounts. This has been the case since Kerlin was formed in 1994 and continues to this date. Kerlin has no intention in the future of holding customer funds, clearing customer transactions or holding customer accounts.

Based on the foregoing, Kerlin is exempt under SEC Rule 15c3-3(k)(2)(i) Computation of Reserve Requirements and Information Relating to Possession or Control Requirements.

William K. Doyle
Managing Partner

Kerlin Capital Group, LLC
624 South Grand Avenue, Suite 2410, Los Angeles, CA 90017
Tel 213.627.3300 Fax 213.947.1073

Lucas Horsfall
ACCOUNTANTS+ADVISORS

February 25, 2016

To Whom It May Concern:

Re: Kerlin Capital Group, LLC

We are the auditors for Kerlin Capital Group, LLC and we performed the 2015 annual audit.

This letter is to confirm that the Company does not hold customer funds and does not clear customer transactions, and therefore, the Company is exempt under SEC Rule 15c3-3(k)(2)(i) Computation of Reserve Requirements and Information Relating to Possession or Control Requirements.

Should you have any questions, please do not hesitate to contact us.

Very Truly Yours,

Lucas, Horsfall, Murphy & Pindroh, LLP

Lucas, Horsfall, Murphy, & Pindroh, LLP

LUCAS, HORSFALL, MURPHY & PINDROH, LLP
100 East Corson Street, Suite 200, Pasadena, CA 91103-3841 Tel: 626.744.5100 Fax: 626.744.5110 www.lhmp.com
MSI Global Alliance Independent Member Firm

Kerlin Capital Group, LLC
Schedule I - Computation of
Net Capital Under Rule 15c3-1
December 31, 2016

Net Capital		
Total members' equity	$	88,379
Deduct members' equity not allowable for new capital		-
Total members' equity qualified for net capital		88,379
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other (deductions) or allowable credits-deferred income tax payable		-
Total capital and allowable subordinated borrowings		88,379
Deductions and/or charges:		
Nonallowable assets:		
Securities not readily marketable		8,140
Exchange memberships		-
Furniture, equipment, and leasehold improvements, net		6,444
Other Assets		6,493
Additional charges for customers' and noncustomers' security accounts		-
Additional charges for customers' and noncustomers' commodity accounts		-
Aged fails-to-deliver		-
Aged short security differences		-
Secured demand note deficiency		-
Commodity futures contracts and spot commodities/proprietary capital charges		-
Other deductions and/or charges		-
Net capital before haircuts on securities positions (tentative net capital)		67,302
Haircuts on securities		
Contractual securities commitments		-
Securities collateralizing secured demand notes		-
Trading and investment securities		-
Bankers' acceptances, certificates of deposit, and commercial paper		-
U.S. and Canadian government obligations		-
State and municipal government obligations		-
Corporate obligations		-
Stocks and warrants		-
Options		-
Other securities		20
Undue concentrations		-
Net Capital	$	67,282

See Report on Independent Registered Public Accounting Firm

Kerlin Capital Group, LLC
Schedule II - Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2016

Aggregate indebtedness		
Items included in statement of financial condition:		
Short-term bank loans (secured by customer's securities)	$	-
Drafts Payable		-
Payable to brokers and dealers		-
Payable to clearing broker		-
Other accounts payable and accrued expenses		80
Items not included in statement of financial condition:		-
Market value of securities borrowed for which no equivalent value is paid or credited		-
Other unrecorded amounts		-
Total aggregate indebtedness	$	80
Computation of basic net capital requirement		
Minimum net capital required:		
Company		5,000
Broker-dealer subsidiary		-
Total	$	5,000
Excess net capital	$	62,282
Excess net capital at 120 percent	$	61,282
Ratio: Aggregate indebtedness to net capital		16.41 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2016.

See Report on Independent Registered Public Accounting Firm